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                                                                   EXHIBIT 99.18

                 GENESYS TELECOMMUNICATIONS LABORATORIES, INC.
                            STOCK PURCHASE AGREEMENT
                            ------------------------

     I hereby elect to participate in the International Employee Stock Purchase Plan (the "Plan") effective with the Entry Date specified below, and I hereby subscribe to purchase shares of Common Stock of Genesys Telecommunications Laboratories, Inc. (the "Corporation") in accordance with the provisions of this Agreement and the Plan. I hereby authorize payroll deductions from each of my paychecks following my entry into the Plan in the 1% multiple of my salary (not to exceed a maximum of 10%) specified in my attached Enrollment Form.

     The Plan will be implemented in a series of successive offering periods, each with a duration of approximately 24 months. Each offering period is divided into a series of successive purchase intervals. The initial purchase interval is to begin at the time of the initial public offering of the Common Stock and end on January 31, 1998. Subsequent purchase intervals will each be of six (6) months duration and will run from the first business day of February to the last business day of July each year and from the first business day of August each year until the last business day of January in the following year. My participation will automatically remain in effect from one offering period to the next in accordance with this Agreement and my payroll deduction authorization, unless I withdraw from the Plan or change the rate of my payroll deduction or unless my employment status changes. I may reduce the rate of my payroll deductions on one occasion per purchase interval, and I may increase my rate of payroll deduction to become effective at the beginning of any subsequent purchase interval within the offering period.

     My payroll deductions will be accumulated during each purchase interval and will be converted into U.S. Dollars on the last U.S. business day of the purchase interval. My payroll deductions as so converted will be applied to the purchase of shares of Common Stock on the last U.S. business day of each purchase interval within the offering period. The purchase price per share shall be equal to 85% of the lower of (i) the fair market value per share of
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Common Stock on my entry date into the offering period or (ii) the fair market value per share on the semi-annual purchase date. I will also be subject to Plan restrictions (i) limiting the maximum number of shares which I may purchase on any one purchase date to 1,000 shares and (ii) prohibiting me from purchasing more than U.S. $25,000 worth of Common Stock for each calendar year my purchase right remains outstanding.

     I may withdraw from the Plan at any time prior to the last business day of a purchase interval and elect either to have the Corporation refund all my payroll deductions for that purchase interval or to have those payroll deductions applied to the purchase of shares of the Corporation's Common Stock at the end of such interval. However, I may not rejoin that particular offering period at any later date. Upon the termination of my employment for any reason, including death or disability, or my loss of eligible employee status, my participation in the Plan will immediately cease and all my payroll deductions for the purchase interval in which my employment terminates or my loss of eligibility occurs will automatically be refunded.

     If I take an unpaid leave of absence, my payroll deductions will immediately cease, and any payroll deductions for the purchase interval in which my leave begins will, at my election, either be refunded or applied to the purchase of shares of Common Stock at the end of that purchase interval. Upon my return to active service, my payroll deductions will automatically resume at the rate in effect when my leave began.

     A stock certificate for the shares purchased on my behalf at the end of each purchase interval will automatically be deposited into a brokerage account which the Corporation will open on my behalf. I will notify the Corporation of any sale or disposition of my Plan shares, and I will satisfy all applicable income and employment tax withholding requirements at the time of such sale or disposition.

     The Corporation has the right, exercisable in its sole discretion, to amend or terminate the Plan at any time, with such amendment or termination to become effective immediately following the exercise of outstanding purchase rights at the end of any current purchase interval. Should the Corporation elect to terminate the Plan, I will have no further rights to purchase shares of Common Stock pursuant to this Agreement.

     I have read this Agreement and have received a summary of the terms of the Plan and hereby agree to be bound by the terms of both this Agreement and the Plan. The effectiveness of this Agreement is dependent upon my eligibility to participate in the Plan.

     I acknowledge that I have received and may continue to receive the opportunity to purchase Common Stock under the Plan. I understand that the grant of a purchase right in one year or at one time does not in any way obligate the Corporation or my employer to make a grant or award in any future year or in any given amount. I acknowledge and understand that the Plan is wholly discretionary in nature and is not to be considered part of my normal or expected compensation subject to severance, resignation, redundancy or similar pay.

     I hereby authorize and direct my employer to disclose to the Corporation or any of its subsidiaries such information regarding my employment, the nature and amount of my compensation and the fact and conditions of my participation in the Plan as my employer deems necessary to facilitate the administration of such Plan.


Date:__________, 199__                   _______________________________________
                                         Signature of Employee

                                         Printed Name:__________________________
Entry Date: ________, 199__